SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 __________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com September 17, 2018
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VIA EDGAR AND HAND DELIVERY
Amanda Ravitz
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F. Street N.E.
Washington, D.C. 20549

RE:	Arcosa, Inc.
Amendment No. 3 to Registration Statement on Form 10-12B
Filed August 29, 2018 (File No. 001-38494)

Dear Ms. Ravitz:

On behalf of Arcosa, Inc. (the “Company”), and in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 13, 2018 (the “Comment Letter”) relating to Amendment No. 3 to the Company's registration statement on Form 10 filed with the Commission on August 29, 2018 (the “Registration Statement”), set forth below is the Company's response to the Comment Letter. Please note that the Company is simultaneously filing Amendment No. 4 to the registration statement on Form 10 (“Amendment No. 4”) incorporating the Company's response and other updates to the Registration Statement.

The Company's response set forth in this letter is numbered to correspond to the numbered comment in the Comment Letter. For your convenience, we have set out the text of the comment from the Comment Letter in italics, followed by the Company's response. Page numbers referenced in the Company's response refer to page numbers in Amendment No. 4. Capitalized terms used but not defined herein shall have the meanings set forth in Amendment No. 4.

Amanda Ravits
September 17, 2018

Exhibit 99.1

Arcosa Combined Financial Statements as of December 31, 2017

Note 7. Goodwill, page F-15

1.	We note your response to prior comment 2 and 3. Please revise to include enhanced discussion, consistent with the response, that the impairment was largely the result of a significant downturn in certain energy markets served by Arcosa in 2015 and that the impaired goodwill related to several acquisitions consummated in 2013 and 2014.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-15 to include the enhanced discussion in accordance with the Staff’s comment.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to Stephen Arcano at (212) 735-3542 or Neil Stronski at (212) 735-2839.

Sincerely

/s/ Stephen Arcano
Stephen Arcano
cc:	Antonio Carrillo
Bryan Stevenson